UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                            SEC FILE NO. 1-15863
                                                           CUSIP NO. 345456 10 7

             (Check one): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K
                           [ ] Form 10-Q [ ]Form N-SAR

                       For Period Ended: December 31, 2002
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
          For the Transition Period Ended: ____________________________

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    Read Instructions (on page 3) Before Preparing Form. Please Print or Type
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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION
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                             Full Name of Registrant

                                 IA GLOBAL, Inc.
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                            Former Name if Applicable


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            Address of Principal Executive Office (Street and Number)

                              533 Airport Boulevard
                                    Suite 400
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                            City, State and Zip Code

                              Burlingame, CA 94010
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

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Registrant's recent change of legal counsel precluded the filing of the subject Form 10-K by the prescribed due date.

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PART IV - OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification:

        Ira Roxland            212                768-6999
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           (Name)           (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion hereof?
     [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     Registrant anticipates reporting a net loss of approximately $1.5 million, or $(0.04) per share, upon revenues of approximately $0.4 million for the year ended December 31, 2002, which is significantly less than the prior year ended December 31, 2001. The independent auditor's report upon Registrant's consolidated financial statements for the year ended December 31, 2002, will contain an explanatory paragraph identifying certain factors that raise substantial doubt about Registrant's ability to continue as a going concern.


                                 IA Global, Inc.
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                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    April 1, 2003                  By: /s/Satoru Hirai
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                                            Satoru Hirai
                                            Chief Operating Officer and Chief
                                                Financial Officer

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other fully authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.